AVIANA, CORP.

19 BRONIEWSKIEGO STREET

WLODAWA POLAND 22200

Phone 48.918.813933

December 31, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Gregory Dundas, Ms. Kathleen Krebs, Mr. Michael Henderson and Ms. Terry French

Re: Aviana, Corp.

Amendment No. 1 to Registration Statement on Form S-1,

Filed on December 21, 2012

Filing No. 333-185083

Dear Mr. Gregory Dundas and Ms. Kathleen Krebs:

Further to your letter dated December 28, 2012, concerning the deficiencies in Amendment No. 1 to Registration Statement on Form S-1 filed on December 21, 2012, we provide the following responses:

General:

1. SEC Comment: We note your response to comment 1 in our letter dated December 18, 2012. However, we are unable to agree with your analysis regarding the company’s shell status. Specifically, we do not believe that the development of the business plan, research into the potential market, signing a single three-month contact under which the company received nominal revenues and your sole director devoting limited time to the company constitutes more than nominal operations. As we noted in our prior letter with reference to SEC Release 33-8869 (2007), we consider shareholders who receive shares in a shell company to be underwriters with respect to their resales until the company is no longer a shell company and Form 10 information has been available for 12 months. Moreover, we believe that the offering is an indirect primary offering by the company through the selling shareholders to create a market in the company’s shares. In this regard, we note that you are registering all of the company’s shares held by non-affiliates who paid nominal value for the shares in a company with nominal operations shortly before the filing of the registration statement. Furthermore, the amount of non-affiliate shares you are registering and number of selling shareholders is designed to facilitate the quotation of the company’s shares by a market maker. Please revise to state on the cover page and elsewhere in the filing that you are a shell company and that the selling shareholders are underwriters. Revise to fix the offering price for the duration of the offering, and discuss the resale limitations of Rule 144(i) throughout the prospectus.

Response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations.  We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and execution of its first service agreement.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company.  As described in the registration statement, the registrant operates a consulting business in EMF (electromagnetic field(s)), Microwave, Electrical and Ionizing detection, shielding and protection in Poland. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Even though our sole director devotes limited time to the company she has specific background experience in our line of business as stated in the S-1 which resulted in first revenues of $2,000 realized pursuant to the signed agreement.

4. In furtherance of the registrant’s planned business, our management is currently working on signing another service agreement for the longer term and more significant revenues.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.  The registrant did not consider itself to be a shell company on the dates of filing the registration statement and does not consider itself to be a shell company at this time.  The officer, director and principal stockholders of the registrant recognize that they could suffer severe penalties to characterize itself in past SEC filings as a shell company when it was not a shell company then and it is not one now.

Prospectus Cover Page

2. SEC Comment: Please revise to highlight the cross-reference to the Risk Factor Section.

Response: In response to this comment we revised to highlight the cross-reference to the Risk Factor Section.

3. SEC Comment: Please revise to state it is your belief that you are note a blank check company.

Response: In response to this comment we revised to state it is our belief that we are note a blank check company.

Prospectus Summary, page 4

4. SEC Comment: we note that you state your belief that the monies you have raised in your private offering plus the $2,000 in the revenue to date will be sufficient to cover operations for the next 12 months. However, on page 8 and elsewhere you state that if you are not able to raise at least 10, 000 for additional capital, the business will fail. You also state, that you expect to have to raise at least additional 15,000 in order to expand business operations. Please revise to reconcile and clarify these statements, including an explanation of what you mean by “succeed” and what type and degree of expansion you have in mind.

Response: In response to the comment we revised to reconcile and clarify our statements throughout the prospectus as requested.

5. SEC Comment: Please disclose in the first paragraph on page 6 and in the first paragraph under “Description of Business” on page 19 that your consulting agreement with Spółdzielnia Mieszkaniowa "UDP" was for three months and terminated on December 3, 2012.

Response: In response to the comment we disclosed in the first paragraph on page 6 and in the first paragraph under “Description of Business” on page 19 that our consulting agreement with Spółdzielnia Mieszkaniowa "UDP" was for three months and terminated on December 3, 2012.

Description of Business, page 19

6. SEC Comment: we note the reference on page 22 to your current contract with Elektro-Energetyczny Projekt Sp. z o., which is your sole officer’s other company, and that it involved an assessment of “the building located at 3 Krysztalowa Street, Lublin Poland”. Please advise whether you have entered into a contact with Elektro-Energetyczny Projekt Sp. and if so, why it involves the same building as your completed contract with Spółdzielnia Mieszkaniowa "UDP". If you have a new service contract with Elektro-Energetyczny Projekt or your prior contract with Spółdzielnia Mieszkaniowa was through Elektro-Energetyczny Projekt, please clarify this throughout the prospectus. Otherwise, revise as appropriate.

Response: The reference on page 22 to our current contract with Elektro-Energetyczny Projekt Sp. was a  typo. The contract with Spółdzielnia Mieszkaniowa "UDP" was meant. The filing was revised as appropriate:

“Initially, our sole officer and director, Liudmila Yuziuk will be performing all consulting services. Ms. Yuziuk has direct experience performing the site checks and other planned operations of the company. To service our contract with Spółdzielnia Mieszkaniowa "UDP" we relied on electromagnetic field (EMF) and radio frequency (RF) meters/detectors to establish areas of concerns for the building located at 3 Krysztalowa Street, Lublin Poland and to measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building. “

Please direct any further comments or questions you may have to company at avianacorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Yuziuk

Liudmila Yuziuk, President